Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208751
RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 8 DATED AUGUST 1, 2018
TO THE PROSPECTUS DATED APRIL 16, 2018

This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2018, as supplemented by Supplement No. 1 dated April 16, 2018, Supplement No. 2 dated May 1, 2018, Supplement No. 3 dated May 15, 2018, Supplement No. 4 dated May 18, 2018, Supplement No. 5 dated June 1, 2018, Supplement No. 6 dated July 3, 2018 and Supplement No. 7 dated July 18, 2018. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	our daily net asset value per share for our Class A, Class I and Class T shares for the month of July 2018;

•	updates to certain risk factors on the cover page of our prospectus, in the "Summary Risk Factors" section of our prospectus, and in the "Risk Factors" section of our prospectus; and

•	the addition of a suitability standard for the state of Oregon.

Historical NAV per Share

The following table sets forth the net asset value, or NAV, per share for the Class A, Class I and Class T shares of our common stock on each business day for the month of July 2018:

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share
July 2, 2018	$13.97	$14.07	$14.01
July 3, 2018	$13.98	$14.08	$14.02
July 5, 2018	$14.00	$14.09	$14.04
July 6, 2018	$14.00	$14.10	$14.04
July 9, 2018	$13.99	$14.09	$14.03
July 10, 2018	$13.99	$14.09	$14.03
July 11, 2018	$13.99	$14.08	$14.03
July 12, 2018	$13.99	$14.09	$14.03
July 13, 2018	$13.99	$14.08	$14.02
July 16, 2018	$13.98	$14.08	$14.02
July 17, 2018	$13.96	$14.05	$13.99
July 18, 2018	$13.95	$14.05	$13.99
July 19, 2018	$13.97	$14.06	$14.00
July 20, 2018	$13.96	$14.05	$13.99
July 23, 2018	$13.95	$14.05	$13.99
July 24, 2018	$13.95	$14.04	$13.98
July 25, 2018	$13.96	$14.05	$13.99
July 26, 2018	$13.96	$14.05	$13.99
July 27, 2018	$13.95	$14.04	$13.98
July 30, 2018	$13.95	$14.04	$13.98
July 31, 2018	$13.97	$14.06	$14.00
Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. Our NAV per share, which is updated at the end of each business day, along with our prospectus, as supplemented, are available on our website.

Updates to Risk Factors

The following risk factors are replaced in their entirety by the below in the specified locations within our prospectus.

Cover Page, fourth bullet:

The amount of distributions we may make is uncertain. Until December 31, 2015, expense support from our advisor contributed to funding our distributions. In the future, we may, and likely will, pay distributions and fund redemptions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources. Payments of distributions from sources other than cash flow from operations may reduce the amount of capital we ultimately invest in real estate, which may negatively impact the value of your investment and our daily NAV per share.

Prospectus Summary - Summary Risk Factors, page 16, first bullet:

The amount of distributions we may make, is uncertain. Until December 31, 2015, expense support from our advisor contributed to funding our distributions. In the future, we may, and likely will, pay distributions and fund redemptions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources. For the year ended December 31, 2017, our distributions were covered by cash flow from operations and borrowings. Payments of distributions from sources other than cash flow from operations may reduce the amount of capital we ultimately invest in real estate, which may negatively impact the value of your investment and our daily NAV per share.

Risk Factors - Risks Related to an Investment in Our Shares, page 38:

Expense support from our advisor previously has contributed to funding our distributions, and in the future we may, and likely will, pay distributions from sources other than our cash flow from operations, including, without limitation, the sale of assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources.

Our organizational documents permit us to pay distributions from any source. While our long-term corporate strategy is to fund the payment of regular distributions to our stockholders entirely from cash flow from our operations, during the early stages of our operations, and from time to time thereafter, we may not generate sufficient cash flow from operations to fully fund distributions to stockholders. Therefore, particularly in the period before we have raised substantial proceeds from our offerings, we may, and likely will, use cash flows from financing activities, which include borrowings (including borrowings secured by our assets), net proceeds of our offerings, cash flows from operations, which previously was supported by expenses incurred by our advisor pursuant to the expense support agreement with our advisor, and other sources to fund distributions to our stockholders. We may be required to continue to fund our regular distributions from a combination of some of these sources if our investments fail to perform as anticipated, if expenses are greater than expected and due to numerous other factors. We have not established a limit on the amount of our distributions that may be paid from any of these sources.

Through December 31, 2017, we funded distributions from cash generated by operations or from borrowings. Without the expense support provided by our advisor, a greater portion of the payment of distributions would have come from proceeds of our offerings or from additional borrowings.

Using borrowings to fund our distributions would result in a liability to us, which would require a future repayment. The ultimate repayment of any liabilities incurred to fund distributions could adversely impact our ability to pay distributions in future periods, decrease our NAV, decrease the amount of cash we have available for operations and new investments and adversely impact the value of your investment in our shares.

Suitability Standards

The following suitability standard is added to our prospectus under "Suitability Standards" and to Section 9 of our Subscription Agreement, included in Appendix B of our prospectus.

Oregon Investors. Oregon investors may not invest more than 10% of their liquid net worth in us.